UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 30, 2008

HERITAGE COMMERCE CORP

(Exact name of registrant as specified in its charter)

California	000-23877	77-0469558
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

150 Almaden Boulevard, San Jose, California	95113
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (408) 947-6900

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01 OTHER EVENTS

On May 30, 2008, Heritage Bank of Commerce, the wholly-owned subsidiary of Heritage Commerce Corp, filed a law suit in the Superior Court of the State of California for the County of Santa Clara to recover a $4,000,000 secured loan, a $827,073 unsecured loan and a $224,521 overdraft and accrued interest and collection costs from William J. Del Biaggio III (aka "Boots" Del Biaggio) and Sand Hill Capital Partners III, LLC, a California limited liability company. All of the loans are in default under their respective loan terms. The complaint also alleges that the securities account collateralizing the secured loan may not be recoverable, and Heritage Bank of Commerce has named as an additional defendant Merriman Curhan Ford & Co., a California corporation, the securities firm that held the securities collateral account. As a result, for the quarter ending June 30, 2008, Heritage Bank of Commerce anticipates that it will most likely record an additional provision for loan losses approximating the above mentioned loan balances, subject to continuing analysis of information regarding this matter. In addition, Heritage Bank of Commerce will place these loans on non-accrual status in the quarter ending June 30, 2008.

William J. Del Biaggio III (aka "Boots" Del Biaggio) is not a director, officer or employee of Heritage Bank of Commerce or Heritage Commerce Corp. He is the son of William J. Del Biaggio, Jr., a director and executive officer with Heritage Bank of Commerce and Heritage Commerce Corp.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: June 5, 2008

Heritage Commerce Corp

By: /s/ Lawrence D. McGovern
Name: Lawrence D. McGovern
Executive Vice President and Chief Financial Officer